     FILED BY GINGKO CORPORATION PURSUANT
TO RULE 425 UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: INFORMATION RESOURCES, INC.
REGISTRATION NO. 333-108592

     GINGKO CORPORATION COMPLETES
ACQUISITION OF INFORMATION RESOURCES, INC.

PALO ALTO, Calif. – December 16, 2003 – Gingko Acquisition Corp. has completed its merger with Information Resources, Inc. (IRI), and IRI is now wholly owned by Gingko Corporation (Gingko). As a consequence, Gingko has requested that IRI’s shares be removed from listing on NASDAQ. In addition, Gingko announced today that IRI has secured significant financing for working capital purposes in conjunction with the completion of the merger from Wells Fargo Foothill, a part of Wells Fargo & Company (NYSE: WFC).

“We are very pleased to have completed our merger with IRI. The capital that IRI has secured in conjunction with the merger puts IRI on far stronger financial footing, and positions IRI to fulfill our objectives of helping to transform the CPG industry. It also strengthens IRI, so that we can be an even stronger strategic partner to our customers,” said Bill Chisholm, a partner at Symphony Technology Group and a Board member of Gingko.

Under the terms of the merger agreement, holders of IRI stock at the time of the merger will receive, without interest, one CVR (as defined in the merger agreement) and $3.30 in cash per share upon the surrender of their certificates for their shares to LaSalle Bank, National Association, the paying agent for the merger. This is the same consideration that Gingko paid to IRI shareholders who tendered into its tender offer in exchange for their IRI shares. Those IRI stockholders who did not participate in the tender offer will receive instructions as to how to surrender their certificates to receive the merger consideration.

For More Information

For more information, please contact the Information Agent for the offer, MacKenzie Partners, Inc. at 800-322-2885 or 212-929-5500, attn: Dan Burch, Bob Marese or Charles Koons.

About Gingko Corporation

Gingko Corporation is a company formed by Symphony Technology II-A, L.P. and affiliates of Tennenbaum & Co., LLC.

About Symphony Technology Group, LLC

Symphony is a leading investor in enterprise software and services companies. Led by entrepreneurs and executives with strong track records and deep experience in strategy and operations, Symphony invests in companies that are or can become market leaders. Symphony applies its strategic and operational expertise and capital to enable the business transformation of its portfolio companies.

Through its portfolio company, SymphonyRPM, Symphony also provides proprietary performance management solutions and software for the real-time enterprise: solutions that can help CPG manufacturers and retailers deliver the business outcomes they most care about such as revenue, margins and customer satisfaction by enabling and automating the analysis, and integration of enormous quantities of data from retailers and from internal ERP and legacy systems, by making it easier to expand the use of marketing data throughout the company, and by linking marketing decisions to sales, operations and overall financial performance. More information is available at www.symphonytg.com.

About Tennenbaum Capital Partners, LLC

Tennenbaum Capital Partners, LLC is a private investment company based in Los Angeles that invests across the capital structure in both debt and equity of publicly traded and private companies. The firm currently has approximately $1.7 billion in long-term capital under management and primarily invests in companies in transition where traditional sources of capital are not readily available. More information is available at www.tennenco.com.

About Wells Fargo Foothill

Wells Fargo Foothill is a leading provider of senior secured financing to middle-market companies across the United States and Canada. It is part of Wells Fargo & Company (NYSE:WFC), a diversified financial services company with $391 billion in assets, providing banking, insurance, investments, mortgage and consumer finance from more than 5,900 stores and the Internet (wellsfargo.com) across North America and elsewhere internationally. Wells Fargo Bank, N.A. is the only "Aaa"-rated bank in the United States. For more information, visit Wells Fargo Foothill on the Internet at www.wffoothill.com.

About IRI

IRI is a leading provider of UPC scanner- and panel-based business solutions to the consumer packaged goods and healthcare industries, offering services in the U.S., Europe and other international markets. IRI supplies CPG and pharmaceutical manufacturers, retailers, and brokers with information and analysis critical to their sales, marketing, and supply chain operations. IRI provides services designed to deliver value through an enhanced understanding of the consumer to a majority of the Fortune 500 companies in the CPG industry. More information is available at www.infores.com.

Media Contact Information
Gingko or Symphony
Bill Chisholm
650-935-9500
bill@symphonytg.com

MacKenzie Partners

Charlie Koons
212-929-5500
ckoons@mackenziepartners.com

Certain Additional Information for Stockholders

The solicitation and offer to purchase Information Resources, Inc. common stock is only made pursuant to the Offer to Purchase dated September 8, 2003 and related materials (including the Registration Statement on Form S-4 and preliminary prospectus dated September 8, 2003 of Information Resources, Inc. Litigation Contingent Payment Rights Trust), each as amended from time to time. Stockholders should read these materials carefully because they contain important information, including the terms and conditions of the tender offer. Stockholders can obtain the Offer to Purchase and related materials at no cost from the SEC's website at www.sec.gov or from MacKenzie Partners, the Information Agent for the tender offer.

Forward-Looking Statements

This document contains certain forward-looking statements about IRI, Gingko and/or the ACNielsen lawsuit and the CVRs. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, and similar expressions (and any statements at all relating to CVR or lawsuit proceeds and taxes at the time of any CVR distribution) as they relate to IRI, Gingko, the management of either such company, the transaction, the ACNielsen lawsuit or the CVRs are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of IRI, Gingko, and Symphony, including: the impact of general economic conditions in regions in which IRI currently does business, industry conditions, including competition, data availability and cost and the ability to renew existing customer contracts and relationships; fluctuations in exchange rates and currency values; capital expenditure requirements; legislative or regulatory requirements, changes in the tax laws, interest rates; access to capital markets; and the timing of and any value to be received in connection with the ACNielsen lawsuit and the CVRs. The actual results or performance by IRI or Gingko, and the actual proceeds (if any) to be received by IRI in respect of the ACNielsen lawsuit or the CVRs, could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations and financial condition of IRI or Gingko or the outcome of the ACNielsen lawsuit or the proceeds to be received in respect of the CVRs.